Filed by Wendy’s International, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: Wendy’s International, Inc.
Commission File No: 1-08116
On July 18, 2008, the following memorandum was posted on Wendy’s internal portal accessible by all of Wendy’s employees and franchisees.
TO:	Wendy’s Employees

FROM:	Kerrii Anderson, CEO & President

DATE:	July 18, 2008

RE:	Merger Integration Update
We continue to make good progress on the many activities that will support the success of the planned merger between Wendy’s and Triarc/Arby’s (Arby’s). In this update, I will share highlights of the work under way and an overview of recent accomplishments.
Future of the Wendy’s/Arby’s Group, Inc.
First, let me say that I know many people are anticipating decisions regarding the future of the Wendy’s/Arby’s Group, Inc. We are working together to build a shared understanding of the current state of the respective Wendy’s and Arby’s organizations. We’re also working to clarify a compelling vision for the future and make the organization structure and staffing decisions for the future company.
Part of this work is a “Current State Analysis” that Arby’s is developing with help from consultants at KPMG. This work is finishing up now and it documents the current roles, responsibilities and major processes in both organizations. KPMG conducted 93 “Discovery Meetings” with members of Wendy’s and Arby’s management teams and reviewed hundreds of documents.
Thanks to everyone involved for your extraordinary effort to fulfill the requests for information in a very short timeframe. The fact that we have been able to complete the interviews and data collection in a few short weeks is a testament to the tremendous expertise and focus in both organizations.
The “Current State Analysis” will form the foundation for the new organizational structure for the Wendy’s/Arby’s Group. It is expected that this analytical work will take approximately six weeks to complete. Once the organization design is approved by Triarc, we will share it with management and employees.

Decisions with regard to the location of jobs, the timing of any movement of jobs, and the process for placing internal candidates into jobs that may be new or open will be shared with you as well. We know that everyone is anxious to know this information as quickly as possible. KPMG and the Integration Steering Committee are working diligently with that in mind, while still ensuring the due diligence and care required to align resources with the opportunities ahead for the Wendy’s/Arby’s Group and the two brands.
Two independent brands — Wendy’s in Dublin and Arby’s in Atlanta
Triarc’s overall approach to the organization concept has not changed. There will continue to be two independent and robust brand organizations — one for Wendy’s in Dublin, and one for Arby’s in Atlanta — each focused on building on the heritage and strengths of their unique brands. As Roland Smith has said, a corporate office in Atlanta will be created with shared services that will support both brand organizations.
Preparing for “Day 1” after the merger is closed
We will share more details and timing information about the joint Wendy’s/Arby’s proxy statement, filing with the Securities & Exchange Commission and shareholders’ meeting when they are available. The joint proxy statement and amendments are available on www.wendys-invest.com under the SEC filings tab.
Great care is being taken to ensure that the company is ready for “Day 1” after the closing of the merger, which we believe will occur in the second half of the year. A “Day 1” readiness plan has been developed and is being tracked. Hundreds of tasks on the plan are expected to be completed by members of both Wendy’s and Arby’s Finance, Tax, Accounting, Human Resources, IT and Corporate Affairs departments — critical functions that will need to operate within new corporate regulatory and security frameworks beginning with Wendy’s/Arby’s Group’s first day of operations.
Integration Steering Committee providing oversight on merger process
Overseeing all of these activities is the Integration Steering Committee, comprised of members from both Wendy’s and Arby’s. The current committee members are listed at the end of this message. The role of the Integration Steering Committee is to provide input, direction and approvals on key integration activities. The frequency of meetings is ramping up as our integration work is gaining momentum.
Based on feedback from employees, the frequency of communication is also going to ramp up. While we may not always have a lot to report since many activities are in progress, I am committed to regular updates on the process and ensuring you have a central reference point for information on the merger on an ongoing basis. Expect more from us on that front in the coming weeks.
Roland Smith continues to meet with Wendy’s leaders and franchisees
On the topic of communication, Roland continues to reach out to both Wendy’s franchisees and employees to learn more about our brand. Since the Lobby Event in May where Roland was introduced to the Wendy’s organization, he has had several meetings with the senior leadership team, met directly with most of my direct reports and connected with field operation leaders.

He has also met with the leadership and members of WNAP, WCAP and FAC, conducted in-person meetings with over 30 franchisees and spoken with franchisees who represent over 1,500 franchised restaurants.
During the week of July 7, Roland spent six days in both company and franchised Wendy’s stores learning operations, meeting restaurant employees and building a deeper “front line” perspective of the rich opportunities for the Wendy’s brand. We’ll look for opportunities to share his learning with you in future communications.
Send in your questions
We look forward to hearing from you. Please share your views, ask your questions and seek clarification on any issues. Send an email to WendysTriarcQuestionBox@Wendys.com and we’ll use your input to update our Questions and Answers on WeNet.
Thank you for your ongoing support and focus on the business and our customers.
Integration Steering Committee

	NAME	TITLE	FIRM
•	Brendan Foley	SVP, General Controller and Assistant Secretary	Wendy’s
•	Clete McGinty	SVP of HR and Employment Litigation	Arby’s
•	Dan Shaughnessy	Consultant	KPMG
•	David Pipes	SVP of Financial Services	Arby’s
•	John Barker	SVP of Corporate Affairs and Investor Relations	Wendy’s
•	John Gray	SVP of Corporate Communications	Arby’s
•	Karen Ickes	SVP of Total Rewards & Interim SVP Corporate HR	Wendy’s
•	Michael Lippert	SVP of Company Operations	Arby’s
•	Nils Okeson	General Counsel	Arby’s
•	Pam Jenkins	VP, Internal Audit	Arby’s
•	Sharron Barton	Chief Administrative Officer	Arby’s
•	Steve Farrar	Chief of North America Operations	Wendy’s
•	Steve Hare	Chief Financial Officer	Arby’s
•	Steve Sullivan	Consultant	KPMG
•	Wade Eckman	Consultant	KPMG
•	Wendy Henderson	SVP of Risk Mgmt, Compensation, and Benefits	Arby’s
Additional Information About the Merger and Where to Find It
In connection with the proposed merger, Triarc filed a Registration Statement on Form S-4 on June 2, 2008 with the SEC (Registration No. 333-151336) that includes a preliminary joint proxy statement of Triarc and Wendy’s and that also constitutes a preliminary prospectus of Triarc. Triarc filed Amendment No. 1 to Form S-4 with the SEC on July 11, 2008. Before making any voting decision, Triarc and Wendy’s urge investors and security holders to read the definitive joint proxy statement/final prospectus regarding the proposed merger when it becomes available because it will contain important information. Triarc and Wendy’s each will mail the definitive proxy statement/final prospectus to its stockholders. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Triarc’s website (www.triarc.com) under the heading “Investor Relations” and then under the item “SEC Filings and Annual Reports.” You may also obtain these documents, free of charge, from Wendy’s website (www.wendys.com) under the tab “Investors” and then under the heading “SEC Filings.”

Triarc, Wendy’s and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Triarc and Wendy’s stockholders in favor of the stockholder approvals required in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Triarc and Wendy’s stockholders in connection with the stockholder approvals required in connection with the proposed merger is set forth in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4, as amended. You can find information about Triarc’s executive officers and directors in its Amendment No. 2 to its Form 10-K filed with the SEC on April 25, 2008. You can find information about Wendy’s executive officers and directors in its Amendment No. 1 to its Form 10-K filed with the SEC on April 28, 2008. Additional information about Triarc’s executive officers and directors and Wendy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4, as amended. You can print copies of these documents from www.wendys-invest.com and www.triarc.com.